

July 11, 2017

Via E-Mail
Pranav L. Trivedi
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London, England E14 5DS

      Re: **QIWI plc**
               Schedule 14D-9 filed June 30, 2017
               SEC File No. 005-87446

Dear Mr. Trivedi:

We have limited our review of the filing to those issues we have addressed in our comment.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   We note your references to discussions with your financial advisor. Provide the disclosure required under Item 5 of Schedule 14D-9 and corresponding Item 1009(a) of Regulation M-A.

We remind you that the company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

               Sincerely,

               /s/ Daniel F. Duchovny
               Daniel F. Duchovny
               Special Counsel
               Office of Mergers and Acquisitions